Exhibit (d)(4)

March 28, 2008

CONFIDENTIAL

Roland Thomas

Chairman of the Board

President and Chief Executive Officer

Moldflow Corporation

492 Old Connecticut Path, Suite 401

Framingham, MA 01701

Dear Roland:

This letter agreement sets forth the terms upon which Autodesk, Inc., (“Acquiror”), agrees to enter into discussions regarding a potential business combination with Moldflow Corporation (“Company”) (the “Transaction’”), and certain related matters.

In consideration of the substantial amount of resources Acquiror will expend in evaluating and negotiating the terms of the Transaction and of the mutual covenants set forth below, Acquiror and Company agree as follows:

1. Other Negotiations. In consideration of Acquiror’s commitment to devote substantial resources to a due diligence review of Company and review of legal documents relating to this Transaction, Company agrees that until May 2, 2008 (or such earlier date that Acquiror advises Company in writing that it is electing to discontinue efforts with respect to an investment in Company) (the “Non-Solicitation Period”), it will not, and will not permit any of its officers, directors, employees or affiliates or agents (each a “Representative”) acting on behalf of the Company to, take any action to solicit, initiate, knowingly encourage (including by way of furnishing non-public information) or assist the submission of any proposal or offer from, or enter into or participate in negotiations or discussions with, any person or entity other than Acquiror relating to (a) the acquisition, merger, consolidation, business combination or similar transaction involving the Company, or any tender offer or exchange offer for 15% or more of the outstanding shares of common stock of the Company; or (b) the sale or transfer of 15% or more of the consolidated assets of the Company. Notwithstanding the foregoing, in the event that Acquiror decreases any of the pricing terms contained in the non-binding term sheet referenced in Section 4, the Company may, in its sole discretion, immediately terminate the Non-Solicitation Period.

2. Standstill. Acquiror hereby acknowledges that, in consideration of the Company’s willingness to agree to the Non-Solicitation Period, unless otherwise agreed in writing by the Company, for a period commencing with the date of this letter agreement and expiring on September 28, 2008, Acquiror and its officers, directors, employees will not, and Acquiror will not authorize or permit any of its Representatives acting on behalf of Acquiror to, (a) publicly propose or publicly announce any intention to propose to the Company or any other person any transaction between Acquiror and/or its Affiliates and the Company and/or its security holders or involving any of the Company’s securities or security holders; (b) acquire or assist, advise or encourage any other persons in acquiring, directly or indirectly, control of the Company or any of the Company’s securities, businesses or assets; (c) directly or indirectly, form, join or in any way participate in a third party “group” (or discuss with any third party the potential formation of a group) with respect to any potential acquisition or other strategic transaction involving all or a portion of the assets or securities of the Company; (d) make, or participate in, any “solicitation” of “proxies” to vote or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any securities of the Company, or whether alone or in concert with others, to seek to control, change or influence the management, Board of Directors or policies of the Company, or nominate any person as a Director of the Company, or propose any matter to be voted upon by the stockholders of the Company; (e) request the Company (or any of its Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence); or (f) take any action that might require the Company to make a public announcement regarding a possible transaction; provided, however, that this paragraph (and all of the restrictions set forth in this paragraph) shall terminate immediately and automatically (without any action on the part of either party hereto) upon (i) the announcement or commencement by any person or “group” (within the meaning of Section 13(d) under the Exchange Act) of a tender or exchange offer to acquire shares of common stock of the Company which, if successful, would result in such person or “group” owning (when combined with any other shares of common stock of the Company owned by such person or “group”) more than fifty percent (50%) of the then outstanding shares of common stock of the Company, (ii) the announcement by the Company of any merger, sale or other business combination transaction pursuant to which (A) the outstanding common stock of the Company would be converted into cash, (B) the holders of outstanding shares of common stock of the Company immediately prior to such transaction would hold, as a “group”, less than 50% of the outstanding shares of common stock of the surviving or resulting company or other entity in such transaction, or (C) all or substantial all of the Company’s assets would be sold or otherwise transferred or conveyed to any person or “group” (within the meaning of Section 13(d) under the Exchange Act).

3. Governing Law. This letter agreement shall be governed by the internal laws of the State of California applicable to contracts wholly executed and performed therein. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this letter agreement shall be brought in any United States federal court located in the State of California or in any California state court, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this letter agreement shall be deemed to have arisen from a transaction of business in the State of California, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or outside of the jurisdiction of any such court. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR IN CONNECTION WITH THIS LETTER AGREEMENT.

4. General. Acquiror and Target have agreed upon a non-binding term sheet setting forth certain indicative terms and conditions discussed by Acquiror and the Company with respect to a possible Transaction. However, the parties shall have no obligation to consummate the Transaction, unless and until a definitive agreement is reached, and in such case shall be subject in all respects to the satisfaction of the conditions contained therein, and neither party hereto shall have any liability to the other if the parties fail for any reason to execute such a definitive agreement.

5. Waiver. The failure or delay by Acquiror to assert any of its rights under this letter agreement shall not constitute a waiver of such rights nor shall any single or partial exercise by Acquiror of any of its rights under this letter agreement preclude any other or further exercise of such rights or any other rights under this letter agreement.

6. Notice: All notices, requests, claims, demands, waivers and other communications under this letter agreement shall be in writing and shall be deemed given upon (a) personal delivery, (b) transmitter’s confirmation of a receipt of a facsimile transmission or electronic mail transmission of a copy of such written notice (in a generally available file format such as tif, jpeg or pdf), (c) confirmed delivery by standard overnight carrier or when mailed in the United States by certified or registered mail, postage prepaid, addressed to the parties at the following addresses:

If to Acquiror:

Autodesk, Inc.

111 McInnis Parkway

San Rafael, California 94903

Facsimile No.: (415) 507-6126

Attention: General Counsel

If to Company:

Moldflow Corporation

492 Old Connecticut Path, Suite 401

Framingham, MA 01701

Facsimile No.: (508) 358-5868

Attention: Roland Thomas

6. Remedies. As it would be very difficult to measure the damages which would result to Acquiror from a breach by Company, or any of its Representatives of any of the undertakings, warranties and representations contained in this letter agreement, Acquiror shall have the right to have such undertakings, warranties and representations specifically enforced by a court of competent jurisdiction. Company hereby recognizes and acknowledges that irreparable injury or damage shall result to Acquiror in the event of a breach or threatened breach by Company or any of its Representatives of the terms and provisions of this letter agreement. Therefore, Company agrees that Acquiror shall be entitled to an injunction restraining Company and its Representatives from engaging in any activity constituting such breach or threatened breach. Nothing contained herein shall be construed as prohibiting Acquiror from pursuing any other remedies available to Acquiror at law or in equity for such breach or threatened breach, including but not limited to, recovery of damages from Company.

7. No Disclosure. Except as permitted by the Confidentiality and Non-Disclosure Agreement dated as of January 1, 2008 between the parties, neither party shall disclose the existence or the content of this letter agreement.

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Please contact Bill Bailey at 415-507-5000 if you have any questions regarding the content of this letter agreement. Otherwise, please indicate the concurrence of the Company with this letter agreement by executing two copies of it in the space provided below and returning one such copy to me at your earliest convenience. We look forward to the successful completion of the discussions contemplated by this letter agreement.

Very truly yours,

AUTODESK, INC.

By:	/s/ William S. Bailey
Name:	William S. Bailey
Title:	Vice President

AGREED TO AND ACCEPTED:

MOLDFLOW CORPORATION

By:	/s/ A. Roland Thomas
Name:	A. Roland Thomas
Title :	Chairman & C E O